ASSET CAPITAL CORPORATION, INC.
4733 Bethesda Avenue, Suite 800
Bethesda, Maryland 20814
August 1, 2006
VIA EDGAR AND FACSIMILE (202-772-9209)
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 2002-4224
Attention: Owen Pinkerton, Esq.
Asset Capital Corporation, Inc.
Registration Statement on Form S-11 (File No. 333-129087)
Dear Mr. Pinkerton:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, Asset Capital Corporation, Inc. hereby requests acceleration of effectiveness of the above-captioned Registration Statement to 3:30 p.m., Eastern time, on August 2, 2006 or as soon thereafter as practicable.
     Pursuant to your letter to Peter C. Minshall dated November 17, 2005, in connection with this request for acceleration of effectiveness, the Company acknowledges the following:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Asset Capital Corporation, Inc.
By:	/s/ Clay E. Carney
Name:	Clay E. Carney
Title:	Chief Financial Officer, Treasurer and Secretary